UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 3
(Rule 13d-1)

CHINA WORLD TRADE CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

16945T 20 9
(CUSIP Number)

Tsun Sin Man Samuel, Chairman
5/F, Guangdong Finance Building
88 Connaught Road West, Hong Kong
People’s Republic of China
(011) 852-2116-3560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chi Hung Tsang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 21,787,675
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 21,787,675
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,787,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

Item 1.     Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of China World Trade Corp., a Nevada corporation (the “Issuer”). At present, there are 199,565,923 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Person is Chi Hung Tsang, a citizen and resident of the Peoples’ Republic of China (hereinafter, “Mr. Tsang”).  The Reporting Person is the beneficial owner of 21,787,675 shares of Common Stock, representing 10.9% of the Issuer’s issued and outstanding shares of common stock.

The Issuer’s principal executive offices are located at 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong, People’s Republic of China.

Item 2.     Identity and Background.

a.	The name of the Reporting Person is Chi Hung Tsang.

b.	The business address of Mr. Tsang is Unit No. 1217, 12/F The Metropolis Tower, No. 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong SAR of the People’s Republic of China.

c.
Mr. Tsang’s principal business is acting as a Director of CWT International Excursion Investment Limited, and his principal business address is Unit No. 1217, 12/F The Metropolis Tower, No. 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong SAR of the People’s Republic of China.

d.	During the past five years, Mr. Tsang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Tsang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the People’s Republic of China.

Item 3.     Source and Amount of Funds or Other Consideration.

On January 24, 2003, pursuant to a share exchange agreement (“First Share Exchange Agreement”) dated December 17, 2002, entered into between the Reporting Person and the Issuer, the Reporting Person acquired 4,000,000 shares of common stock (“Shares”) of the Issuer and warrants (the “Warrants”) to purchase an additional 4,000,000 Shares.  The Warrants were exercisable within two years of their issue at an exercise price of US$0.92 per Share.  In exchange for the 4,000,000 Shares and the Warrants, the Reporting Person transferred to the Issuer pursuant to the First Share Exchange Agreement all the issued and outstanding share capital in General Business Network (Holdings) Ltd., a Hong Kong company, which was beneficially owned by the Reporting Person.  The Reporting Person subsequently exercised the Warrants on a cashless basis prior to expiration.

On December 5, 2003, pursuant to an acquisition agreement (“Acquisition Agreement”) dated November 19, 2003, entered into between the Reporting Person and the Issuer, the Reporting Person acquired 3,000,000 Shares of the Issuer and warrants (the “2003 Warrants”) to purchase an additional 6,000,000 Shares for a total consideration of US$1,800,000 (or US$0.60 per Share). The 2003 Warrants were exercisable from and after December 5, 2003 until December 1, 2005 at an exercise price of US$0.75 per Share. The Reporting Person subsequently exercised the Warrants on a cashless basis prior to expiration. As consideration for the 3,000,000 Shares and the 2003 Warrants, the Reporting Person assigned to the Issuer the after tax rental income from property owned by the Reporting Person located at the 21st to 23rd Floor of Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, People’s Republic of China 510620, for a five year period commencing on December 1, 2003 and ending on November 30, 2008, the present value of which was estimated to equal US$1,800,000.

Pursuant to a Settlement Agreement, dated December 5, 2003, entered into between the Reporting Person and the Issuer, on December 5, 2003, the Reporting Person converted US$456,661.73, which was previously advanced to the Issuer by the Reporting Person, into 761,103 Shares.

As of July 5, 2006, the Reporting Person reported beneficial ownership of 13,671,019 Shares on a Form 4 filed with the Commission on July 5, 2006.

On August 24, 2006, the Reporting Person transferred 883,344 Shares as gift to Phoenix International Management Holdings Limited.

On September 25, 2006, the Reporting Person entered into a share exchange agreement (the “Second Share Exchange Agreement”) with the Issuer, Rainbow Wish Limited, a company organized and existing under the laws of the British Virgin Islands and a wholly owned subsidiary of the Issuer (“Rainbow Wish”), and CWT International Excursion Investment Limited, a company organized and existing under the laws of the British Virgin Islands (“CWT Excursion”). Pursuant to the terms of the Share Exchange Agreement, the Issuer issued 9,000,000 shares (the “CWT Shares”) of common stock to the Reporting Person in exchange for the transfer by the Reporting Person of twenty-five (25) common shares of CWT Excursion to Rainbow Wish, representing a 25% equity interest in CWT Excursion. The CWT Shares were valued at US$0.712 per share, representing the closing bid for the common stock during the last five trading days before the Second Share Exchange Agreement was signed. The closing under the Second Share Exchange Agreement was held on October 20, 2006.

On March 28, 2008, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, the Reporting Person and the then Chairman and President of the Issuer, who subsequently resigned from such positions, Uonlive Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China (“Uonlive”), Tsun Sin Man Samuel, Chairman of Uonlive (“Tsun”), Hui Chi Kit, Chief Financial Officer of Uonlive (“Hui”), Parure Capital Limited, a corporation organized and existing under the laws of the British Virgin Islands and parent of Uonlive (“Parure Capital”). For purposes of the Exchange Agreement, Tsun and Hui, as the holders of all of the outstanding capital stock of Parure Capital, were therein referred to as the “Shareholders”, and Parure Capital and Uonlive were therein referred to as the “Uonlive Subsidiaries.” Upon closing of the share exchange transaction contemplated under the Exchange Agreement (the “Share Exchange”), Tsun and Hui transferred all of their share capital in Parure Capital to the Issuer in exchange for, and assigned to corporations designated by Tsun and Hui, a portion of an aggregate of 150,000,000 shares of common stock of the Issuer and 500,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which is convertible after six months from the date of issuance into one hundred shares of common stock of the Issuer, thus causing Parure Capital to become a direct wholly-owned subsidiary of the Issuer. No cash consideration was exchanged in connection with the closing under the Exchange Agreement. The issuance of 150,000,000 shares of Common Stock of the Issuer pursuant to the Exchange Agreement immediately diluted the 49.7% ownership percentage of the Reporting Person and reduced it to 10.9%, which is the reason for this Schedule 13D/A filing.

Item 4.     Purpose of Transaction.

The Reporting Person entered into the above mentioned transactions to acquire an aggregate of 21,787,675 shares of common stock of the Issuer for investment purposes.  He no longer has the power to control the Issuer, which means that he does not possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Issuer, whether through the ownership of voting securities, by contract or otherwise.  In addition to these circumstances, the Reporting Person disclaims any ability to control the Issuer.

The Reporting Person intends to review on a continuing basis his investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer’s business and prospects and upon future developments in general business, economic and market conditions, as well as the performance of his other business investments, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.

Other than as heretofore described, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.     Interest in Securities of the Issuer.

a.           As of November April 28, 2008, the Reporting Person may be deemed to be the beneficial owner of 21,787,675 Shares.  The table set forth below sets forth the aggregate number of Shares and the percentage of Issuer’s outstanding Shares beneficially owned by the Reporting Person.

	Number of Shares	Percentage of Total

Mr. Chi Hung Tsang	21,787,675	10.9%

b.           The following table indicates the number of shares as to which Mr. Tsang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Chi Hung Tsang	21,787,675	10.9%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Chi Hung Tsang	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Chi Hung Tsang	21,787,675	10.9%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Chi Hung Tsang	0	0%

c.           Not applicable.

d.           None.

e.           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the_Issuer.

Other than as described in Item 3 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting or any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHI HUNG TSANG

By: /s/ Chi Hung Tsang
Name: Chi Hung Tsang
Title:   Shareholder

Date:   April 28, 2008